Annual Report

Cover Page

Name of issuer:

Here Today Brewing, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: WA

Date of organization: 6/21/2019

Physical address of issuer:

566 Prospect St Apt 304
Seattle WA 98109

Website of issuer:

https://www.heretodayseattle.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$915,433.00	$915,433.00
Cash & Cash Equivalents:	$101,647.00	$101,647.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$89,727.00	$89,727.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($154,722.00)	($154,722.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Here Today Brewing, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Mario Cortes	Head Brewer	Here Today Brewing LLC	2020
David Riddile	Marketing & Operations Director	Here Today Brewing LLC	2020
Christopher Elford	Hospitality Group owner	Canoe Ventures	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Mario Cortes	Manager	2020
David Riddile	Manager	2020
Christopher Elford	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Christopher Elford	5143.0 Class A	33.33
David Riddile	1821.45 Class A	33.33
Mario Cortes	1607.0 Class A	33.33

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

In addition to the risk that have been identified in Here Today Brewing, LLC's Subscription Agreement and related company documents, the following risk factors exist:

Limited operating history.

Our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we would become consistently profitable, or that the results so far of our bar group are indicative of the results that we may be able to achieve in the future with this brewery.

Small management team.

We were founded by Chris Elford, our CEO. Our success is heavily dependent upon the continued involvement of Chris Elford as well as our operations team of Mario Cortes, our head brewer, and Dave Riddile, head of operations and marketing. Loss of the services of either of these individuals, or any other key personnel, could have a material adverse effect upon our business, financial

condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees in our industry is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

Competition from other breweries.

According to the Brewers Association, a not-for-profit trade association dedicated to small and independent American brewers, between 2012 and 2017, the number of craft breweries in operation in the U.S. grew from 2,475 to 6,372. While we are content with brewing small batches with limited distributions, we still compete for market share. Should we be unable to set ourselves apart from this competition, our financial results may be negatively impacted.

Competition from a number of large and small companies, some of which have greater resources than we do.

In many cases, our competitors in the craft beer industry have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop alternatives that consumers prefer. If we fail to successfully compete in our markets, or if we incur significant expenses in order to compete, our financial results would be negatively impacted.

Ability to maintain and enhance our product image.

Due to the intense competition of our industry, it is critically important for us to maintain and enhance the image of our existing and new products. We want customers to come visit our locations because they associate us with good products, or pick our products out of a crowded store shelf because they know they will get a product they like. The image and reputation of our products may be impacted for various reasons including litigation, complaints from regulatory bodies or consumers resulting from quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to our image and the reputation of our products.

We need to increase brand awareness.

If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

Any disruption in brewing activities could have a material adverse effect on our financial results.

A major disruption to our facilities could have a material adverse effect on our ability to supply our products to our restaurants and distributors. If such an event were to occur, we could experience a material adverse effect on our financial results.

We have preferred suppliers and any interruption in their operations could impact our operations.

We have relationships with suppliers for such things as beverage containers, malts, and hops—essential ingredients for making and distributing beer. While we would be able to find alternative suppliers if required, any disruption in the operations of our current suppliers could negatively impact our operations.

We could experience licensing, legal, or regulatory problems.

If we experience the loss of any licenses, or have the terms of our licenses changed by legislation, our financial results may be negatively impacted.

We are subject to federal regulation of our products.

In the U.S., there is an extensive body of law and regulation covering alcoholic beverages. Among other things, these regulations control the alcohol content of our beers and the labels we use on our packaging. Should we violate any of these provisions, we could incur fines or other penalties that would negatively impact our financial results. Additionally, in the event of government shutdowns, we may not receive timely approval for packaging labels, potentially delaying the release of new and seasonal products.

We could experience increased expenses without a corresponding increase in revenues.

As with many businesses, there are operational and financing expenses we encounter that are not tied to generating revenue. Factors which could increase those operating and financing expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution. Should our expenses increase as a result of any of these factors, our financial results could be negatively impacted as we may not experience a corresponding increase in revenues.

Changes in employment laws or regulations could harm our performance.

Changes in federal or state laws impacting our relationships with our employees could adversely affect our operating results, including changes to minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, etc.

Employee misconduct.

We, like any business, are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional or negligent failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to management.

Economic conditions.

Changes in the general economic climate could have a detrimental impact on discretionary consumer spending and on our revenue. If the economy experiences

discretionary consumer spending and on our revenue. If the economy experiences recessionary pressures, many consumers are likely to reduce spending on alcoholic beverages, especially craft beers which sell at a premium price. Such an occurrence could have a material adverse effect on our financial results.

You will not have any influence on the management of the company.

The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have no right to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our units unless he or she is willing to entrust all aspects of management to our executive officers and directors.

An investment in our shares is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our units is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

Our management has broad discretion with regards to the use of proceeds in this offering.

Our management is entrusted to make decisions in the best interest of the company. That includes using their discretion when applying the proceeds of this offering to our operations. While we state what our intended uses might be, changed circumstances and the emergence of opportunities may result in uses of proceeds that differ from what is disclosed here.

There is no trading market for our units. At present, there is no active trading market for our units and we cannot assure that a trading market will ever develop.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

Political:

A shift in the U.S. and international political climate could make it more challenging to sell our products in various markets and/or obtain the materials needed to create our products.

Tourism:

A portion of our future success depends on tourism on the Seattle waterfront. Construction projects and other factors may reduce the level of tourism-based foot traffic and perhaps have an adverse effect on the company.

Natural Disaster:

An earthquake, flood, or other natural disaster could occur that would destroy our entire facility.

Pandemic:

A pandemic could cause a shut down of businesses, causing an unavoidable loss of business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Membership Units	10,214	2,500	No ⌄
Class A Membership Units	8571.6	0	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Christopher Elford
Issue date	09/14/19
Amount	$5,060.00
Outstanding principal plus interest	$4,188.00 as of 09/06/20
Interest rate	1.0% per annum
Maturity date	09/07/21
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Christopher Elford
Amount Invested	$5,060.00
Transaction type	Loan
Issue date	09/14/19
Outstanding principal plus interest	$4,188.00 as of 09/06/20
Interest rate	1.0% per annum
Maturity date	09/07/21
Current with payments	Yes
Relationship	CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Here Today is first and foremost a brewery--making beer largely for onsite consumption and a limited amount of canned and bottled beer sold out the door as well as kegs sold to a curated list of influencer bar and restaurant accounts. Second, we are a bar and restaurant--serving lunch and dinner to locals and tourists alike.

In five years, we want be a landmark operation on the waterfront, expanding our brewing production significantly. We want to be a household name in the local and regional beer scene as a destination brewery experience. Our goal, however, is always gentle controlled growth. We want to grow in a way that enables us to stay true to our core values of great liquid and even better hospitality. Our number one goal is for people to remember how good they felt when they visited us!

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Here Today Brewing, LLC was incorporated in the State of Washington in June 2019.

Since then, we have:

- Team has won Spirited Awards, received James Beard nominations, been on Anthony Bourdain, and more!

- CEO prev. founded noteworthy bars (No Anchor, Navy Strength, Vinnie's Wine Shop, NYC's Proletariat).

- Stunning design by award-winning firm SHKS Architects in a beautiful new waterfront building.

- Tourist district: 6.7M visitors to the Seattle waterfront in 2019. Expected to surpass 20M by 2024.

- First mover advantage. $700M waterfront expansion project. Demand for fine beverages is unmet.

- Beer distribution to influential bar & restaurant accounts, a community we've been in for 10+ years.

Historical Results of Operations

Our company was organized in June 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended June 30, 2021, the Company had revenues of $0 compared to the year ended June 30, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.

- *Assets.* As of June 30, 2021, the Company had total assets of $915,433, including $101,647 in cash. As of June 30, 2020, the Company had $915,433 in total assets, including $101,647 in cash.

- *Net Loss.* The Company has had net losses of $154,722 and net losses of $154,722 for the fiscal years ended June 30, 2021 and June 30, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $89,727 for the fiscal year ended June 30, 2021 and $89,727 for the fiscal year ended June 30, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $5,060 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Here Today Brewing, LLC cash in hand is $101,647, as of December 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 12 months.

We have had no changes in our revenues as we have not opened for business yet, but we have utilized legal and architectural services necessary to get us to this point which will be accounted for in our filings.

We will not have any revenues until we begin doing business, likely opening in June 2021. Our expenses are all opening related and can be seen detailed in our business plan.

We have not yet opened for business. We will likely open the doors for business in July 2022, as our construction will finish in June.

We secured a loan for our brewing equipment and are also going to engage in some additional fundraising.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Christopher Elford, certify that:

(1) the financial statements of Here Today Brewing, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Here Today Brewing, LLC included in this Form reflects accurately the information reported on the tax return for Here Today Brewing, LLC filed for the most recently completed fiscal year.



Christopher Elford
Hospitality Group owner

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://heretodayseattle.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Christopher Elford
David Riddile
Mario Cortes

Appendix E: Supporting Documents

CLEAN_COPY_First_Amended_and_Restated_Here_Today_Brewing_Operating_Agreement_-September_23__2020__1___1_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Here Today Reg CF Subscription Agreement Final

Appendix C: Financial Statements

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Here Today Brewing, LLC

By

Chris Elford

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Mario David Cortes

Manager
5/5/2022

David Riddile

Manager
5/5/2022

Chris Elford

Founder & CEO
5/5/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.